UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401 (K) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from            to
Commission files number 1-5842
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401 (k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005 in conformity with the modified cash basis of accounting described in Note 2.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 financial statements taken as a whole.
/s/ Travis, Wolff & Company, L.L.P.
Dallas, Texas
June 13, 2006

ENNIS INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value
Investments held by Trustee	$29,099,198	$24,405,181
Participant loans	1,453,794	1,096,210

Net assets available for benefits	$30,552,992	$25,501,391

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2005

Additions to net assets attributed to:
Employee contributions	$1,966,083
Employer matching contributions	131,707
Employer discretionary or profit sharing contributions	370,281
Rollover contributions	51,461
Transfer in from merged plan	3,467,878
Investment income (loss):
Interest and dividends	215,324
Net appreciation in fair value of investments	993,350

Net additions	7,196,084

Deductions from net assets attributed to:
Administrative expenses	(69,906)
Benefits paid and withdrawals	(2,064,452)
Corrective distribution	(10,125)

Total deductions	(2,144,483)

Net increase	5,051,601
Net assets available for benefits at beginning of year	25,501,391

Net assets available for benefits at end of year	$30,552,992

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1.	Description of the Plan
The following description of the Ennis, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC). In addition, the financial Statements have been prepared in compliance with ERISA.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for employer matching contributions or discretionary employer contributions for certain employees not enrolled in the Pension Plan for Employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.

During 2005, the Company declared a profit sharing contribution of $370,281 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s interest in his or her account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer-matching contributions. Profit sharing contributions vest over a period of five years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1.	Description of the Plan – Continued
(f)	Loans

Under provisions of the Plan, participants may borrow up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.
2.	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investments

Investments in registered investment companies are valued at published market prices, which represent the net asset value of the shares held by the Plan at year-end. Investments in pooled separate accounts are reported to the Plan by ING National Trust, which represents fair value. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the trust sponsor. Common stock is valued at the quoted market price on the last business day of the year. Money market funds are valued at cost, which approximates market value. Participant loans are valued at cost, which approximates fair value.

(d)	Benefits paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3.	Investments

Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available funds.

The Plan’s investments, at fair value, at December 31, 2005 and 2004 were comprised of the following:

	2005			2004
Ennis, Inc. Common Stock	$2,222,172	*	Ennis, Inc. Common Stock	$2,393,114	*
ING Oppendhimer Global Portfolio	1,209,972		Wells Fargo Treasury Plus Money Market	3,667,800	*
ING VP Index Plus Mid-Cap	3,933,542	*	Janus Investments Balanced Fund	1,653,324	*
Lord Abbett Sm-Cap Value Fund	256,325		Wells Fargo LifePath 2010 Fund	303,567
T. Rowe Price Mid-Cap Value Fund	64,732		Wells Fargo LifePath 2020 Fund	760,735
UBS U.S. Small Cap Growth Fund	763,365		Wells Fargo LifePath 2030 Fund	1,930,629	*
Fidelity VIP Contrafund Portfolio	4,705,514	*	Wells Fargo LifePath 2040 Fund	293,457
The Growth Fund of America	1,289,400		Wells Fargo Index Fund	1,685,030	*
VVIF-Diversified Value Portfolio	1,078,309		Goldman Sachs Capital Growth Fund	2,562,147	*
American Balanced Fund	96,588		Wells Fargo Large Company Growth Fund	745,585
The Income Fund of America	1,872,817	*	Janus Twenty Fund	469,671
ING VP Strategic Alloc Balance Portfolio	787,193		AIM Dynamics Fund	3,986,330	*
ING VP Strategic Alloc Growth Portfolio	2,038,790	*	AIM Small Company Growth Fund	893,198
ING VP Strategic Alloc Income Portfolio	341,714		Pimco Total Return Fund	1,143,048
ING PIMCO Total Return Portfolio	1,277,576		AIM Basic Value Fund	908,410
ING Fixed Account	7,161,189	*	Templeton World Fund	1,009,136
Participant Loans	1,453,794		Participant loans	1,096,210

Total investments	$30,552,992		Total Investments	$25,501,391

*	Represents 5% or more of the net assets available for benefits
During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts	$1,050,366
Common stock	(57,016)

2005 Plan investment appreciation	$993,350

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.	Tax Status of Plan

The Plan has obtained its latest determination letter dated September 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

6.	Plan Merger

On October 1, 2005, the Royal Business Forms, Inc. Employee Profit Sharing Plan was merged into the Plan. From that point forward, the changes in net assets are included in the Plan’s statement of changes in net assets. There was $3,467,878 transferred into the Plan.

7.	Subsequent Event

Effective January 1, 2006, the Crabar/GBF, Inc. 401(k) Plan adopted the Plan. Effective January 1, 2006, the A&G 401(k) Plan and all investments held by the Alsyle Plan were transferred to the Plan.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2005

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Current value
*	Ennis, Inc	Ennis, Inc Common Stock	$2,222,172
*	ING Life Ins and Annuity Co (ILIAC)	ING Oppendhimer Global Portfolio	1,209,972
*	ING Investments, LLC	ING VP Index Plus Mid-Cap Portfolio	3,933,542
	Lord, Abbett & Co, LLC	Lord Abbett Sm-Cap Value Fund	256,325
	T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Value Fund	64,732
	UBS Global Asset Mgmt (Americas) Inc.	UBS U.S. Small Cap Growth Fund	763,365
	Fidelity Management & Research Co (FMR)	Fidelity VIP Contrafund Portfolio	4,705,514
	Capital Research and Mgmt Co	The Growth Fund of America	1,289,400
	Barrow, Hanley, Mewhinney & Strauss, Inc.	VVIF-Diversified Value Portfolio	1,078,309
	Capital Research and Management Co	American Balanced Fund	96,588
	Capital Research and Management Co	The Income Fund of America	1,872,817
*	ING Investments, LLC	ING VP Strategic Alloc Balance Portfolio	787,193
*	ING Investments, LLC	ING VP Strategic Alloc Growth Portfolio	2,038,790
*	ING Investments, LLC	ING VP Strategic Alloc Income Portfolio	341,714
	Pacific Investment Mgmt Co LLC (PIMCO)	ING PIMCO Total Return Portfolio	1,277,576
*	ING Life Ins and Annuity Co (ILIAC)	ING Fixed Account	7,161,189
*	Participant loans	Loans with interest rates ranging from 6.00% to 11.50%	1,453,794

		Total investments	$30,552,992

*	Indicates party-in-interest to the Plan.

Column (d) cost is not required since all investments are directed by participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 29, 2006	/s/ Richard L. Travis, Jr. Richard L. Travis, Jr. Vice President — Finance and CFO, Secretary, Principal Financial and Accounting Officer Ennis, Inc.